UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 333-224459

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441) 295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [ ]         No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [ ]         No [X]

Seadrill Limited

Report on Form 6-K for the six months ended June 30, 2019

EXPLANATORY NOTE

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the six month period ended June 30, 2019.

This Form 6-K is hereby incorporated by reference into our Registration Statements on (i) Form F-3 (Registration No. 333-224459), and (ii) Form S-8 (Registration No. 333-227101).

INDEX

Important Information Regarding Forward-Looking Statements	4
Management's Discussion and Analysis of Financial Condition and Results of Operations	6
Interim Financial Statements (unaudited)
Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2019 (Successor) and for the three and six months ended June 30, 2018 (Predecessor)	F-2
Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2019 (Successor) and for the three and six months ended June 30, 2018 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as of June 30, 2019 (Successor) and December 31, 2018 (Successor)	F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2019 (Successor) and the six months ended June 30, 2018 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2019 (Successor) and the six months ended June 30, 2018 (Predecessor)	F-7
Notes to Unaudited Consolidated Financial Statements	F-8

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This report on Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	our ability to maintain relationships with suppliers, customers, employees and other third parties following our emergence from Chapter 11 proceedings;

•	our ability to maintain and obtain adequate financing to support our business plans following our emergence from Chapter 11;

•
factors related to the offshore drilling market, including changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, our customers under our drilling contracts;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	the liquidity and adequacy of cash flow for our obligations;

•	our ability to successfully employ our drilling units;

•	our ability to procure or have access to financing;

•	our expected debt levels;

•	our ability to satisfy our obligations, including certain covenants, under our debt financing agreements and if needed, to refinance our existing indebtedness;

•	credit risks of our key customers;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;

•	the concentration of our revenues in certain geographical jurisdictions;

•	limitations on insurance coverage, such as war risk coverage, in certain regions;

•	any inability to repatriate income or capital;

•	the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;

•	newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•	import-export quotas;

•	wage and price controls and the imposition of trade barriers;

•	the recruitment and retention of personnel;

•
regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or US monetary policy;

•
tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom and the United States;

•	legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;

•
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and the suspension of operations;

•	customs and environmental matters; and

•	other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F filed with the SEC on March 28, 2019 (SEC File No. 333-224459) (the “20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.

Except where the context otherwise requires or where otherwise indicated, the terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” and “our Business” refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities, and, for periods before emergence from Chapter 11 Proceedings on July 2, 2018, to Old Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.

References to the term “Predecessor” refers to the financial position and results of operations of Seadrill prior to, and including, July 1, 2018. This is also applicable to terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” or “our Business” in context of events before emergence from Chapter 11 Proceedings on July 2, 2018.

References to the term “Successor” refers to the financial position and results of operations of Seadrill after July 2, 2018. This is also applicable to terms “Seadrill,” “the Group.” “we,” “us,” “our,” “the Company” or “our Business” in context of events after emergence from Chapter 11 Proceedings on July 2, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:

•	Overview

•	Significant developments

•	Contract backlog

•	Market overview and trends

•	Results of operations

•	Liquidity and capital resources

•	Borrowing activities

•	Contractual obligations

•	Quantitative and qualitative disclosures about market risk

•	Critical accounting estimates

Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into one of the world's largest international offshore drilling contractors. We own and operate 35 drilling rigs and we manage and operate 20 rigs on behalf of Seadrill Partners, SeaMex, Sonangol and Northern Drilling.

Significant Developments

Receipt of overdue receivable
In January 2019, we received $26 million for an overdue receivable which was fully provided in the Predecessor company. This was recognized as other operating income in our first quarter 2019 results.

Sonadrill joint venture
In February 2019, we entered into an agreement to establish a 50:50 joint venture with Sonangol called Sonadrill. The joint venture will operate four drillships, focusing on opportunities in Angolan waters. Each of the joint venture parties will bareboat two drillships into Sonadrill and we will manage and operate all the units. Seadrill is also managing the delivery and mobilization to Angolan waters of the two Sonangol drillships, from the shipyard in Korea, under a separate commissioning and mobilization agreement with Sonangol.

Tender offer of Senior Secured Notes
In March 2019 we launched a consent solicitation process to amend the senior secured notes indenture which included a subsequent tender offer to purchase back $311 million of principal amount outstanding.

In April 2019, we repurchased $311 million of principal senior secured notes for $342 million. The $31 million additional cash paid represents the 7% purchase premium and settlement of accrued payment-in-kind and cash interest on the notes prior to purchase.

Dalian Newbuilds
The Newbuild contracts for the remaining two jack-up rigs from the Dalian shipyard, the West Dione and West Mimas, were terminated in February 2019 and April 2019, respectively.

The Seadrill contracting parties have commenced arbitration proceedings in respect of the eight newbuild jack-up rigs previously contracted to be delivered from the Dalian shipyard and are claiming for repayment of yard installments plus interest and damages. Seadrill has also filed claims for these amounts as part of the Dalian insolvency proceedings in China. Dalian has maintained it has a damages claim in respect of each of the rigs. The newbuild contracts are all with limited liability subsidiaries of Seadrill and there are no parent company guarantees.

Joint venture with Gulf Drilling International
On August 15, 2019, we announced the award of drilling contracts by Qatar Petroleum to Gulf Drilling International ("GDI"). We have entered into a 50:50 joint venture, Gulfdrill, which will initially manage and operate five premium jack-ups in Qatar with Qatar Petroleum commencing throughout 2020. The total contract value is expected to be $656 million, including mobilization fees. Each contract has five single well options which could add up to an estimated 14 cumulative years of term and an additional contract value of $700 million.

Gulfdrill will initially bareboat charter the West Telesto and West Castor from Seadrill and has secured bareboat charters for three additional units from a third-party shipyard.

Contract Backlog
We define contract backlog as the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period, excluding revenues for mobilization, demobilization and contract preparation or other incentive provisions.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)
Contract backlog	June 30, 2019	December 31, 2018
Floaters	498	630
Jack-ups	1,411	1,457
Total	1,909	2,087

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project our June 30, 2019 contract backlog to unwind over the following periods:

(In $ millions)		Period ended December 31,
Contract backlog	Total	2019	2020	2021	2022+
Floaters	498	298	191	9	—
Jack-ups	1,411	157	171	169	914
Total	1,909	455	362	178	914

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

Market Overview and Trends

The below table shows the average oil price for the six months ended June 30, 2019 and for each year ended December 31 over the period 2015 to 2018. The Brent oil price at July 31, 2019 was $58.

	Dec-2015	Dec-2016	Dec-2017	Dec-2018	Jun-2019
Average Brent oil price ($/bbl)	54	45	55	71	60

We have seen a stabilization in the oil and gas market in 2019 with Brent oil prices remaining at $60 per barrel for most of the period. Combined with efficiency improvements across the industry, this stabilization has led to continued improved economics for our customers, which has in turn led to increased tendering activity and a positive trend in dayrates. We expect this trend to continue if the price of oil remains stable and our customers continue to invest in projects.

The below table shows the global number of rigs on contract and marketed utilization at June 30, 2019 and for each of the four preceding years ending December 31.

	Dec-2015	Dec-2016	Dec-2017	Dec-2018	Jun-2019
Contracted rigs
Harsh environment floater	45	35	30	31	35
Benign environment floater	196	139	120	116	118
Jack-up (1)	180	152	154	168	194
Marketed utilization
Harsh environment floater	93%	81%	83%	85%	87%
Benign environment floater	83%	71%	71%	73%	76%
Jack-up (1)	83%	70%	70%	74%	82%
(1) Jack-up rigs capable of operating in water depth greater than 350 feet.

Floater
During 2019 we have seen an increase in the number of opportunities for floaters. This activity, supported by the continued decline in the net floater supply in 2019, has improved utilization levels. Marketed utilization continues to improve, particularly in the harsh environment where there is high demand for high specification units relative to their supply. There is still an excess supply of benign environment units which has slowed the recovery in this market. However, we see future demand for high specification units which will support continued improvement in utilization.

While we expect further newbuild rigs to enter the market in 2020 and beyond, there remains a number of older units with no follow-on work identified which will be prime scrapping candidates, as 35-year classing expenditures can be costly and will only be completed if the economic future profile satisfies this cost. There are also a significant number of cold stacked units with significant reactivation costs that will generally require a sufficient improvement in dayrates to overcome these costs before they are reintroduced into the market, if they are reintroduced at all. This could see total and marketed supply begin to align.

Jack-up
We continue to see an improvement in shallow water market customer demand which has led to an increase in marketed utilization. The increased demand and improved dayrates have seen newbuild rigs begin to enter the market. As newer rigs with high specifications enter the jack-up market, this will lead to the accelerated attrition of older units. The shorter-term contract profile in this market lends itself to higher rig turnover. As these contracts start to lengthen, we expect rig turnover to normalize, which will positively aid the jack-up market recovery.

Results of Operations

The tables included below set out financial information for the three and six months ended June 30, 2019 (Successor) and June 30, 2018 (Predecessor). The three and six months ended June 30, 2019 and June 30, 2018 are distinct reporting periods because of the application of fresh start accounting upon emergence from Chapter 11 bankruptcy on July 2, 2018. These periods may not be comparable to each other.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Operating revenues	321	348	623	712
Operating expenses	(397)	(476)	(796)	(918)
Other operating items	3	(411)	29	(407)
Operating loss	(73)	(539)	(144)	(613)
Interest expense	(122)	(19)	(254)	(38)
Reorganization items	—	(35)	—	(109)
Other income and expense	(41)	165	(116)	161
Loss before income taxes	(236)	(428)	(514)	(599)
Income tax benefit/(expense)	30	(4)	12	(36)
Net loss	(206)	(432)	(502)	(635)

1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Contract revenues	253	311	508	619
Reimbursable revenues	44	9	70	21
Other revenues	24	28	45	72
Total operating revenues	321	348	623	712

a) Contract revenues
Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	164	226	338	436
Jack-ups	89	85	170	183
Contract revenues	253	311	508	619

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

i.	Average number of rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

	Successor	Predecessor	Successor	Predecessor
(Number)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	7	9	8	9
Jack-ups	8	8	8	8
Average number of rigs on contract	15	17	16	17

The average number of floaters on contract decreased by two between the three months ended June 30, 2019 and the three months ended June 30, 2018 primarily due to the West Eclipse and Sevan Brasil completing contracts in June 2018 and July 2018, respectively.

The average number of jack-ups on contract was the same for the three months ended June 30, 2019 and the three months ended June 30, 2018. The West Tucana started a new contract in October 2018, this was offset by idle time on the West Telesto during April and May 2019.

The average number of floaters on contract decreased by one between the six months ended June 30, 2019 and the six months ended June 30, 2018 primarily due to the West Eclipse and Sevan Brasil completing contracts in June 2018 and July 2018. This was partly offset by idle time on the West Hercules from January to April 2018.

The average number of jack-ups on contract was the same for the six months ended June 30, 2019 and the six months ended June 30, 2018. The West Tucana started a new contract in October 2018. This was offset by the West Ariel operating from January to March 2018 and by idle time on the West Telesto in April and May 2019.

ii.	Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of rig operating days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor	Predecessor	Successor	Predecessor
(In $ thousands)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	253	274	237	285
Jack-ups	113	113	110	124

The average contractual dayrate for floaters decreased by $21k and $48k per day between the three and six months ended June 30, 2019 and June 30, 2018 due to the West Carina, Sevan Brasil and West Eclipse completing legacy contracts for Petrobras and ExxonMobil in July 2018, respectively. The West Carina secured a new contract with Petronas in December 2018 at a lower dayrate.

The average contractual dayrate for jack-ups was the same between the three months ended June 30, 2019 and June 30, 2018. The West Elara moved to a higher dayrate on its contract with ConocoPhillips in December 2018 and the West Telesto started a new contract with GDI at a higher dayrate that it previously earned for its work in India. This was offset by the West Callisto moving to a lower dayrate in January 2019.

The average contractual dayrate for jack-ups decreased by $14k per day between the six months ended June 30, 2019 and June 30, 2018 due to the West Linus moving to a lower dayrate as part of securing a long-term contract with ConocoPhillips, the West Ariel and West Castor completing legacy contracts and the West Callisto moving to a lower dayrate. This was partly offset by the West Elara and West Telesto moving to higher dayrates.

iii.	Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate. In such situations economic utilization reduces below 100%.

As set out in the below table, economic utilization has remained in the range of 90% to 98% for each of the periods presented.

	Successor	Predecessor	Successor	Predecessor
(Percentage)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	95%	90%	93%	90%
Jack-ups	98%	90%	98%	94%

The economic utilization for floaters has increased for the three and six months ended June 30, 2019 to 95% and 93%, respectively. This was primarily due to operational downtime on the West Carina and West Tellus during the three months ended June 30, 2018.

The economic utilization for jack-ups has increased for the three and six months ended June 30, 2019 to 98%. This was primarily due to operational downtime on the West Linus during the three months ended June 30, 2018.

b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.

Reimbursable revenues for the three months ended June 30, 2019 included revenue of $21 million (six months ended June 30, 2019: $38 million) for a contract to perform the first mobilization of the West Mira for Northern Drilling and $12 million (six months ended June 30, 2019: $12 million) for a contract to perform the first mobilization of the Libongos and Quenguela for Sonangol.

c) Other revenues
Other revenues include the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Related party revenues (i)	22	21	43	43
Amortization of unfavorable contracts (ii)	—	9	—	21
Other (iii)	2	(2)	2	8
Total other revenues	24	28	45	72

i.	Related party revenues
Related party revenues represent income from management and technical support services provided to Seadrill Partners, SeaMex and Northern Drilling.

ii.	Amortization of unfavorable contracts
We recognize an intangible asset or liability if we acquire a drilling contract in a business combination and the contract had a dayrate that was above or below market rates at the time of the business combination. For the periods before emergence from Chapter 11 we classified the amortization of these intangible assets or liabilities within other revenues. Post-emergence and after the application of fresh start accounting, we have applied a new accounting policy which classifies amortization of these intangible assets and liabilities within operating expenses.

iii.	Other
Other revenues for the three and six months ended June 30, 2019 consisted of management fees for the contract to perform the first mobilization of the Sonangol rigs Libongos and Quenguela.

Other revenues for the three months ended June 30, 2018 included the reversal of third party management fee revenue that was deemed no longer recoverable. Other revenues for the six months ended June 30, 2018 included early termination fee revenue for the West Pegasus offset by the reversal of third party management fee revenue referred above.

2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of favorable and unfavorable contracts, reimbursable expenses, depreciation of drilling units and equipment, and general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Vessel and rig operating expenses	(182)	(224)	(381)	(407)
Reimbursable expense	(43)	(8)	(69)	(20)
Depreciation	(104)	(195)	(212)	(391)
Amortization of intangibles	(38)	—	(73)	—
General and administrative expenses	(30)	(49)	(61)	(100)
Total operating expenses	(397)	(476)	(796)	(918)

i.	Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.

For periods prior to emergence from Chapter 11 we classified certain operational support and information technology related costs incurred by our support functions within general and administrative expenses. As part of fresh start accounting and for periods after emergence we classified these costs within vessel and rig operating expenses. Vessel and rig operating expenses for the 2018 Predecessor and 2019 Successor periods are therefore not comparable.

We have analyzed vessel and rig operating expenses by segment in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	(118)	(115)	(250)	(239)
Jack-ups	(50)	(105)	(106)	(158)
Other	(14)	(4)	(25)	(10)
Vessel and rig operating expenses	(182)	(224)	(381)	(407)

Vessel and rig expenses for the for jack-ups for the three and six months ended June 30, 2018 included a bad debt expense of $48 million relating to an overdue receivable, subsequently received after emergence within "Other operating income".

Excluding the effect of this one-time item, vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred.

Vessel and rig operating expenses allocated to the "Other" segment represent rig related onshore costs incurred in connection with our contracts to provide technical support services to Seadrill Partners, Seamex, Sonangol and Northern Drilling.

We have analyzed the average number of rigs by status and segment over the reporting period in the table below:

	Successor	Predecessor	Successor	Predecessor
(Number of rigs)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters
Operating	7	9	8	9
Warm stacked	3	1	2	1
Cold stacked	9	9	9	9
Average number of Floaters	19	19	19	19

Jack-ups
Operating	8	8	8	8
Warm stacked	2	3	2	3
Cold stacked	6	5	6	5
Average number of Jack-ups	16	16	16	16

For the three and six months ended June 30, 2019 and June 30, 2018, the number of cold stacked floaters was the same and the number of warm stacked floaters increased by two and one respectively. Between these dates the Sevan Louisiana was reactivated from cold stack but was subsequently warm stacked in March 2019 for BOP repairs, the West Eclipse was warm stacked and the Sevan Brasil was cold stacked.

For the three and six months ended June 30, 2019 and June 30, 2018, the number of cold stacked jack-ups increased by one and the warm stacked jack-ups decreased by one. Between these dates the West Freedom and West Ariel were taken from warm stacked to cold stacked offset by the West Castor which was warm stacked and the West Tucana which was reactivated from cold stack for a new contract.

ii.	Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. We reduced the carrying value of drilling unit and equipment balances to their fair values when we applied fresh start accounting on emergence from Chapter 11. The depreciation expense for the three and six months ended June 30, 2019 is therefore based on lower carrying values of drilling units and equipment and is not comparable to the level of depreciation expense for the three and six months ended June 30, 2018.

iii.	Amortization of intangibles
For periods before emergence from Chapter 11 we recognized intangible assets or liabilities only where we acquired a drilling contract in a business combination. The accounting policy we applied in the Predecessor was to classify amortization for such contracts within other revenues. On emergence from Chapter 11 and application of fresh start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.

iv.	General and administrative expenses
General and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. Legal and professional fees incurred for our Chapter 11 reorganization post-petition were classified under reorganization items. As discussed above, we changed the classification of certain support function costs for periods after emergence from general and administrative expenses to vessel and rig operating expenses. General and administrative expenses are therefore not comparable to between the Successor and Predecessor periods.

General and administrative expenses for the three months ended June 30, 2019 and June 30, 2018 were $30 million and $49 million, respectively. For the three months ended June 30, 2019 this includes $8 million (June 30, 2018: $14 million) related to rigs we manage for our partners, which is charged out on a cost plus basis.

General and administrative expenses for the six months ended June 30, 2019 and June 30, 2018 were $61 million and $100 million, respectively. For the six months ended June 30, 2019 this includes $16 million (June 30, 2018: $27 million) related to rigs we manage for our partners, which is charged out on a cost plus basis.

3) Other operating items
Other operating items for the three and months ended June 30, 2019 represents the settlement with Jurong Shipyard regarding a long outstanding builders credit issue. The six months ended June 30, 2019 further includes cash received for the recovery of a receivable balance previously written down to nil on fresh start.

Other operating items for the three and six months ended June 30, 2018 represents an impairment charge of $414 million against the West Alpha, West Navigator and West Epsilon, following an assessment of recoverability, as we determined that the continuing downturn in the offshore drilling market was an indicator of impairment on certain assets. This was slightly offset by amounts recognized for contingent consideration from the sales of the West Vela and West Polaris to Seadrill Partners in 2014 and 2015. On emergence from Chapter 11 we recognized receivables equal to the fair value of expected future cash flows under these arrangements and have therefore not recognized further income in the Successor periods.

4) Interest expense
We have analyzed interest expense into the following components:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Cash and payment-in-kind interest on debt facilities	(110)	(18)	(230)	(36)
Unwind of discount on debt	(12)	—	(24)	—
Loan fee amortization	—	(1)	—	(2)
Interest expense	(122)	(19)	(254)	(38)

i.	Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Senior credit facilities	(82)	(63)	(167)	(118)
Less: adequate protection payments	—	57	—	106
Senior secured notes	(16)	—	(39)	—
Debt of consolidated variable interest entities	(12)	(12)	(24)	(24)
Cash and payment-in-kind interest	(110)	(18)	(230)	(36)

We are charged interest on our senior credit facilities at LIBOR plus a margin. This margin increased by one percentage point when we emerged from Chapter 11. There has also been an increase in LIBOR rates. Both factors increased the effective interest rate on our senior credit facilities.

During Chapter 11, we recorded contractual interest payments against debt held as subject to compromise ("adequate protection payments") as a reduction to debt in the Consolidated Balance Sheet and not as an expense to the Consolidated Statement of Operations. We then expensed the adequate protection payments on emergence from Chapter 11 on July 2, 2018.

At June 30, 2019, we had $458 million of principal outstanding of the $880 million senior secured notes that we issued on emergence from Chapter 11. We incurred 4% cash interest and 8% payment-in-kind interest on these notes.

Our Consolidated Balance Sheet includes approximately $1 billion of debt facilities held by subsidiaries of Ship Finance that we consolidate as variable interest entities. Our interest expense includes the interest incurred by these entities.

ii.	Unwind of discount on debt
On emergence from Chapter 11 and application of fresh start accounting, we recorded a discount against our debt to reduce its carrying value to equal its fair value. The debt discount is unwound over the remaining terms of the debt facilities.

iii.	Loan fee amortization
We amortize loan issuance costs over the expected term of the associated debt facility.

5) Reorganization items

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Advisory and professional fees	—	(40)	—	(115)
Interest income on surplus cash invested	—	5	—	6
Total reorganization items	—	(35)	—	(109)

For the three months ended June 30, 2018, reorganization items included professional and advisory fees for post-petition Chapter 11 expenses and interest income generated from cash held by filed entities.

6) Other income and expense
We have analyzed other income and expense into the following components:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Interest income	19	9	39	19
Share in results from associated companies	(23)	141	(65)	149
Loss on derivative financial instruments	(6)	(1)	(33)	(4)
Foreign exchange (loss)/gain	4	(8)	2	—
(Loss)/gain on marketable securities	(14)	25	(35)	(3)
Other financial items	1	(1)	(2)	—
Net loss on debt extinguishment	(22)	—	(22)	—
Other income and expense	(41)	165	(116)	161

i.	Interest Income
Interest income relates to interest earned on cash deposits and other financial assets. During the period we were in Chapter 11 (September 12, 2017 to July 1, 2018), we classified interest income on cash held by filed entities within reorganization items. This totaled $5 million and $6 million for the three and six months ended June 30, 2018, respectively.

ii.	Share in results from associated companies
Share in results from associated companies represents our share of earnings or losses in our investments accounted under the equity method. We reduced the carrying value of our equity method investments when we applied fresh start accounting on emergence from Chapter 11. This led to differences between (i) the book value of rig and contract asset balances recorded in the balance sheets of our equity method investees and (ii) the implied value of these assets in our consolidated balance sheet. We refer to these differences as "basis differences." We amortize basis differences over the expected lives of the associated assets or liabilities. We classify this amortization within the "share in results of associated companies" line item in our statement of operations. Therefore, the share in results from associated companies for the three and months ended June 30, 2019 is not comparable to the share in results from associated companies for the three and six months ended June 30, 2018.

iii. Net loss on debt extinguishment
On April 10, 2019 we purchased back $311 million of the senior secured notes issued on emergence at a 7% premium. The premium paid was recognized as a loss on debt extinguishment.

We have analyzed our share of results in associated companies by equity method investment below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Seadrill Partners	(36)	114	(78)	99
Seamex	(5)	1	(13)	4
Seabras Sapura	18	26	26	46
Share of results from associated companies	(23)	141	(65)	149

The share in after tax loss of associated companies for the three and six months ended June 30, 2019 reflected our share of the after-tax losses of our investments in Seadrill Partners and Seamex offset by our share of profits in the Seabras Sapura joint venture. This included a net expense for the amortization of basis differences for the three months ended June 30, 2019 of $21 million (six months ended June 30, 2019: $49 million).

The share in after-tax profit for the three and six months ended June 30, 2018 reflected our share of the after-tax profit of our investments in Seadrill Partners, Seamex and Seabras Sapura Joint venture.

iii.	Loss on derivative financial instruments
On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87%. We currently have exposure to LIBOR from our floating rate debt. We also have a conversion option on a bond issued to us by Archer Ltd. We record both of these assets at fair value.

The loss on derivatives for the three and six months ended June 30, 2019 of $6 million and $33 million respectively comprised a fair value loss on our interest rate cap. The fair value loss on the interest rate cap was caused by a decrease in forward interest rates. There was an immaterial movement in the Archer share price which resulted in the value of the conversion option on the Archer convertible bond remaining stable.

The loss on derivatives for the three months ended June 30, 2018 of $1 million comprised of a fair value gain on the conversation option on the Archer convertible bond offset by a fair value loss on our interest rate cap. The loss on derivatives for the six months ended June 30, 2018 of $4 million comprised of a fair value loss on our interest rate cap. There was an immaterial movement in the Archer share price.

iv.	Foreign exchange (loss)/gain
Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the US Dollar.

v.	(Loss)/gain on marketable securities
The (loss)/gain on marketable securities for the three and six months ended June 30, 2019 and June 30, 2018 reflect the changes in mark to market movements in our investments in Seadrill Partners common units and our Archer shares.

vi.	Other financial items
Other financial items for the six months ended June 30, 2019 primarily comprised an indenture fee incurred for a tender offer of our senior secured notes. We did not incur significant other financial items for the three and six months ended June 30, 2018.

7) Income taxes
Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.

Liquidity and Capital Resources

1) Introduction
We operate in a capital-intensive industry. We have historically funded acquisitions of drilling units and investments in associated companies through a combination of debt and equity issuances and from cash generated from operations. Although we restructured our debt through the Chapter 11 Reorganization we remain a highly leveraged company with outstanding borrowings on our external debt facilities totaling $6.8 billion as of June 30, 2019.

Our liquidity requirements relate to servicing our debt, making capital investments, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are received between 30 and 60 days in arrears, and most of our operating costs are paid monthly. We believe our current resources, available cash and cash from operations will be sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months from the date of this report.

Our funding and treasury activities are conducted in accordance with our corporate policies, which aim to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner, Brazilian Reais and Great British Pounds.

This section discusses the most important factors affecting our liquidity and capital resources.

2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, timing of payments for operating costs and other obligations. Our liquidity comprises cash and cash equivalents. The below table shows cash and restricted cash balances for each period presented.

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Cash and cash equivalents	1,251	1,542
Restricted cash	218	461
Cash and cash equivalents, including restricted cash	1,469	2,003

We have shown our sources and uses of cash by category of cash flow in the below table.

	Successor	Predecessor
(In $ millions)	Six months ended June 30, 2019	Six months ended June 30, 2018
Cash flows from operating activities	(184)	(132)
Cash flows from investing activities	(11)	149
Cash flows from financing activities	(343)	(153)
Effect of exchange rate changes in cash and cash equivalents	4	(5)
Change in period	(534)	(141)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

	Successor	Predecessor
(In $ millions)	Six months ended June 30, 2019	Six months ended June 30, 2018
Opening cash and cash equivalents, included restricted	2,003	1,359
Change in period	(534)	(141)
Closing cash and cash equivalents, included restricted	1,469	1,218

a) Cash flows from operating activities
Cash flows from operating activities can include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

We calculate cash flows from operating activities using the indirect method as summarized in the below table.

	Successor	Predecessor
(In $ millions)	Six months ended June 30, 2019	Six months ended June 30, 2018
Net loss	(502)	(635)
Adjustments to reconcile net loss to net cash provided by operating activities (1)	434	629
Net loss after adjustments	(68)	(6)
Distributions received from associated company	2	17
Payments for long-term maintenance	(37)	(78)
Settlement of payment-in-kind interest on senior secured notes	(39)	—
Changes in operating assets and liabilities	(42)	(65)
Net cash flows from operating activities	(184)	(132)

(1)
Includes depreciation, amortization, share of results of joint ventures and associates, unrealized gains and losses on derivatives, unrealized gains and losses on marketable securities, deferred tax expense and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

Market conditions in the offshore drilling industry in recent years have led to lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the six months ended June 30, 2019 our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, interest payments and tax payments.

b) Cash flows from investing activities
Net cash flows from investing activities for the six months ended June 30, 2019 were primarily from capital expenditures offset by contingent consideration payments from Seadrill Partners from the sale of the drillship West Vela in 2015.

Net cash flows from investing activities for the six months ended June 30, 2018 were driven by our share of proceeds from the sale of the West Rigel, contingent consideration payments from Seadrill Partners from the sale of the drillship West Vela in 2015, and related party loan repayments from Seadrill Partners. These cash inflows were partly offset by capital expenditures.

c) Cash flows from financing activities
Net cash flows from financing activities for the six months ended June 30, 2019 were primarily driven by the purchase of the senior secured notes in April 2019 and repayments of debt.

Net cash flows from financing activities for the six months ended June 30, 2018 were related to repayments of debt.

Contractual Obligations
At June 30, 2019 (Successor), we had the following contractual obligations and commitments:

	Payment due by period
	Period ended June 30
(In $ millions)	2020	2021 - 2022	2023 - 2024	Thereafter	Total
Interest bearing debt (1) (2)	185	1,297	3,007	2,276	6,765
Related party interest bearing debt	—	—	193	121	314
Total debt repayments	185	1,297	3,200	2,397	7,079
Pension obligations (3)	2	5	5	12	24
Operating lease obligations	8	15	5	—	28
Total contractual obligations	195	1,317	3,210	2,409	7,131

(1)	Debt principal repayments, excluding cash and payment-in-kind interest.

(2)
The above table assumes that we will make amortization payments on our secured credit facilities from 2020. Under the terms of the bank financing agreements we have the ability to defer up to $500 million of amortization payments (Amortization Conversion Election facility or "ACE") up to 120 days before such payment becomes due. The deferred amortization then becomes part of the balloon payment for each relevant facility. Based on the amortization schedule, the ACE has capacity to defer the first five quarters of amortization.

(3)	Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years.

In addition to the above, we have recognized liabilities for uncertain tax positions of $87 million including interest and penalties as at June 30, 2019.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas, BTG Bank and ING Bank N.V. We consider these risks to be remote. We also have a concentration of risk with respect to customers. For details on the customers with greater than 10% of contract revenues, refer to Note 4 - Segment information.

Foreign exchange risk
As is customary in the oil and gas industry, most of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances. We do not expect these exposures to cause a significant amount of fluctuation in net income and therefore do not currently hedge them. Further, the effect of fluctuations in currency exchange rates caused by our international operations generally has not had a material impact on our overall operating results.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. We have set out our exposure to interest rate risk on our net debt obligations at June 30, 2019 in the table below:

(In $ millions)	Principal outstanding	Hedging instruments - see below	Net exposure	Impact of 1% increase in rates - see below
Senior Credit Facilities	5,662	4,500	1,162	36
Debt contained within VIEs	645	—	645	6
Total floating rate debt obligations	6,307	4,500	1,807	42
Senior secured notes (1)	458	—	N/A	—
Less: Cash and Restricted Cash	(1,469)	—	(1,469)	(15)
Net debt	5,296	4,500	338	27
(1) The interest on the senior secured notes is fixed and therefore does not have exposure to interest rate fluctuations

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

The LIBOR rate applied on our debt at June 30, 2019 was 2.33%. Therefore, the interest cap would mitigate the impact of 46% of a theoretical 1% point increase in the LIBOR rate. This is set out in the below table.

(In $ millions)	Amount	Impact of 1% point increase in rates (before impact of interest rate cap)	Less: impact of LIBOR CAP	Impact of 1% point increase in rates (after impact of interest rate cap)

Senior Credit Facility debt - hedged	4,500	45	(21)	24
Senior Credit Facility debt - not hedged	1,162	12	—	12
Total Senior Credit Facility Debt	5,662	57	(21)	36

One of the Ship Finance subsidiaries that we consolidate as a VIE (refer to Note 23 – Variable Interest Entities (VIEs)) previously entered into interest rate swaps to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps matured on December 31, 2018.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our annual report on Form 20-F.

Critical accounting estimates that have significantly impacted the six months ended June 30, 2019 are as follows:

Drilling Units
Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of fresh start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At June 30, 2019 (Successor) and December 31, 2018 (Successor), the carrying amount of our drilling units was close to $7 billion, representing 65% and 61% of our total assets, respectively.

Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Redeemable non-controlling interests
Subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder of one of our subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to provide a framework for a monetization event for the minority shareholder of AOD as well as obtain unanimous approval of the AOD board of directors (which included the minority shareholder) in order for AOD to become a party to the TSA and participate in the Predecessor’s broader debt restructuring under its Chapter 11 reorganization. The TSA executed between the parties provides an option to the holders of non-controlling interest shares to sell the shares it owns to Seadrill Limited subject to a price ceiling ("Put Option"). After the end of the effective period of the Put Option, if the right remains unexercised, Seadrill Limited has the option to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). The Put Option generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill Limited.

To calculate the fair value of the non-controlling interest shares, we estimated the fair value of AOD in total and then allocated this between the shares held by us and by those held by the non-controlling interest. We estimated the fair values of AOD in total by adjusting the Consolidated Balance Sheet position of AOD as at each reporting period for an updated fair value of the three drilling units: AOD I, AOD II and AOD III. We derived the fair value of the three drilling units using a market approach discounted using a weighted average cost of capital of 11%. We derived the fair value of the external debt facilities with a discounted cash flow using a weighted average cost of debt of 6%.

Income taxes
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws (such as the 2017 US tax reform), regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.

While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 6 – "Taxation" to our Consolidated Financial Statements included herein for further information.

Responsibility Statement

We confirm, to the best of our knowledge, that the Consolidated Financial Statements for the period ended June 30, 2019, have been prepared in accordance with accounting principles generally accepted in the United States of America, and give a true and fair view of the assets, liabilities, financial position and results of the Group taken as a whole.

We also confirm that, to the best of our knowledge, these financial statements include a true and fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties facing the Group.

Date: August 20, 2019
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

/s/ Birgitte Ringstad Vartdal	Director

/s/ Eugene I. Davis	Director

/s/ Harald Thorstein	Director

/s/ John Fredriksen	Director and Chairman of the Board

/s/ Kjell-Erik Østdahl	Director

/s/ Peter J. Sharpe	Director

/s/ Scott D. Vogel	Director

Seadrill Limited
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2019 (Successor) and for the three and six months ended June 30, 2018 (Predecessor)	F-2
Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2019 (Successor) and for the three and six months ended June 30, 2018 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as at June 30, 2019 (Successor) and December 31, 2018 (Successor)	F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2019 (Successor) and the six months ended June 30, 2018 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2019 (Successor) and the six months ended June 30, 2018 (Predecessor)	F-7
Notes to Unaudited Consolidated Financial Statements	F-8

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended June 30, 2019 (Successor) and 2018 (Predecessor)

		Successor	Predecessor	Successor	Predecessor
(In $ millions)	Notes	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Operating revenues
Contract revenues		253	311	508	619
Reimbursable revenues	*	44	9	70	21
Other revenues	*	24	28	45	72
Total operating revenues		321	348	623	712

Operating expenses
Vessel and rig operating expenses	*	(182)	(224)	(381)	(407)
Reimbursable expense		(43)	(8)	(69)	(20)
Depreciation		(104)	(195)	(212)	(391)
Amortization of intangibles		(38)	—	(73)	—
General and administrative expenses		(30)	(49)	(61)	(100)
Total operating expenses		(397)	(476)	(796)	(918)

Other operating items
Impairment of long-lived assets		—	(414)	—	(414)
Other operating income	*	3	3	29	7
Total other operating items		3	(411)	29	(407)

Operating loss		(73)	(539)	(144)	(613)

Financial items and other income
Interest income	*	19	9	39	19
Interest expenses	*	(122)	(19)	(254)	(38)
Share in results from associated companies	12	(23)	141	(65)	149
Loss on derivative financial instruments		(6)	(1)	(33)	(4)
Net loss on debt extinguishment		(22)	—	(22)	—
Foreign exchange gain/(loss)		4	(8)	2	—
(Loss)/gain on marketable securities	9	(14)	25	(35)	(3)
Other financial items	*	1	(1)	(2)	—
Reorganization items		—	(35)	—	(109)
Total financial items and other non-operating items		(163)	111	(370)	14

Loss before income taxes		(236)	(428)	(514)	(599)

Income tax benefit / (expense)		30	(4)	12	(36)
Net loss		(206)	(432)	(502)	(635)

Net loss attributable to shareholder		(203)	(296)	(498)	(477)
Net loss attributable to non-controlling interest		(2)	(138)	(2)	(160)
Net (loss)/income attributable to redeemable non-controlling interest		(1)	2	(2)	2

Basic loss per share (US dollar)		(2.03)	(0.59)	(4.98)	(0.95)
Diluted loss per share (US dollar)		(2.03)	(0.59)	(4.98)	(0.95)
* Includes transactions with related parties. Refer to Note 24 – Related party transactions.
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2019 (Successor) and 2018 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018

Net loss	(206)	(432)	(502)	(635)
Other comprehensive (loss)/income, net of tax:
Change in fair value of debt component of Archer convertible bond	1	2	6	2
Actuarial gain relating to pension	—	1	—	1
Share of other comprehensive (loss)/income from associated companies	(5)	2	(9)	11
Other comprehensive (loss)/income:	(4)	5	(3)	14

Total comprehensive loss for the period	(210)	(427)	(505)	(621)

Comprehensive loss attributable to the shareholder	(207)	(291)	(501)	(463)
Comprehensive loss attributable to the non-controlling interest	(2)	(138)	(2)	(160)
Comprehensive (loss)/income attributable to the redeemable non-controlling interest	(1)	2	(2)	2

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at June 30, 2019 and December 31, 2018

		Successor	Successor
(In $ millions)	Notes	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		1,251	1,542
Restricted cash	8	132	461
Marketable securities	9	22	57
Accounts receivable, net	10	228	208
Amounts due from related parties	24	141	177
Other current assets	11	253	322
Total current assets		2,027	2,767
Non-current assets
Investment in associated companies	12	724	800
Drilling units	13	6,513	6,659
Restricted cash	8	86	—
Deferred tax assets	6	4	18
Equipment	14	27	29
Amounts due from related parties	24	545	539
Other non-current assets	11	46	36
Total non-current assets		7,945	8,081
Total assets		9,972	10,848
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	15	185	33
Trade accounts payable		90	82
Amounts due to related parties	24	12	39
Other current liabilities	16	288	310
Total current liabilities		575	464
Non-current liabilities
Long-term debt	15	6,426	6,881
Long-term debt due to related parties	24	232	222
Deferred tax liabilities	6	47	87
Other non-current liabilities	16	122	121
Total non-current liabilities		6,827	7,311
Commitments and contingencies (see note 25)
Redeemable non-controlling interest	20	37	38
Equity
Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,000,000 issued at June 30, 2019 (Common shares of par value $0.10 per share: 111,000,000 shares authorized and 100,000,000 issued at December 31, 2018)	18	10	10
Additional paid-in capital		3,493	3,491
Accumulated other comprehensive loss		(10)	(7)
Retained loss		(1,110)	(611)
Total shareholders' equity		2,383	2,883
Non-controlling interest	19	150	152
Total equity		2,533	3,035
Total liabilities, redeemable non-controlling interest and equity		9,972	10,848
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2019 (Successor) and 2018 (Predecessor)

	Successor	Predecessor
(In $ millions)	Six months ended June 30, 2019	Six months ended June 30, 2018
Cash Flows from Operating Activities
Net loss	(502)	(635)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	212	391
Amortization of unfavorable and favorable contracts	73	(21)
Share of results from associated companies	65	(149)
Share-based compensation expense	2	3
Contingent consideration recognized	—	(7)
Unrealized loss related to derivative financial instruments	33	4
Loss on impairment of long-lived assets	—	414
Deferred tax (benefit) expense	(26)	(9)
Unrealized loss on marketable securities	35	3
Net loss on debt extinguishment	22	—
Amortization of discount on debt	18	—
Other cash movements in operating activities
Distributions received from associated company	2	17
Payments for long-term maintenance	(37)	(78)
Settlement of payment-in-kind interest on senior secured notes	(39)	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(20)	29
Trade accounts payable	8	4
Prepaid expenses	3	42
Related party receivables	20	(13)
Related party payables	(17)	(42)
Other assets	(46)	(62)
Other liabilities	4	1
Deferred revenue	8	(23)
Other, net	(2)	(1)
Net cash flows from operating activities	(184)	(132)

Cash Flows from Investing Activities
Additions to newbuildings	—	(1)
Additions to drilling units and equipment	(27)	(48)
Contingent consideration received	16	48
Proceeds from disposal of drilling units	—	126
Payments received from loans granted to related parties	—	24
Net cash flows from investing activities	(11)	149

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2019 (Successor) and 2018 (Predecessor)

	Successor	Predecessor
(In $ millions)	Six months ended June 30, 2019	Six months ended June 30, 2018

Cash Flows from Financing Activities
Repayments of secured credit facilities	(10)	(153)
Redemption of senior secured notes	(333)	—
Net cash used in financing activities	(343)	(153)
Effect of exchange rate changes on cash	4	(5)
Net decrease in cash and cash equivalents, including restricted cash	(534)	(141)
Cash and cash equivalents, including restricted cash, at beginning of the period	2,003	1,359
Cash and cash equivalents, including restricted cash, at the end of period	1,469	1,218

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(219)	(38)
Taxes paid	(25)	(22)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2019 (Successor) and 2018 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2018 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959
ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2014-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Share-based compensation charge	—	2	—	—	—	2	—	2
Other comprehensive income	—	—	—	9	—	9	—	9
Net loss	—	—	—	—	(181)	(181)	(22)	(203)
Balance at March 31, 2018 (Predecessor)	1,008	3,315	1,956	36	23	6,338	352	6,690
Share-based compensation charge	—	1	—	—	—	1	—	1
Other comprehensive income	—	—	—	5	—	5	—	5
Reclassification to redeemable non-controlling interests	—	—	—	—	—	—	(150)	(150)
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	127	127	—	127
Net loss	—	—	—	—	(296)	(296)	(138)	(434)
Balance at June 30, 2018 (Predecessor)	1,008	3,316	1,956	41	(146)	6,175	64	6,239

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2019 (Successor)	10	3,491	—	(7)	(611)	2,883	152	3,035
Other comprehensive income	—	—	—	1	—	1	—	1
Share-based compensation charge	—	1	—	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	—	(295)	(295)	—	(295)
Balance at March 31, 2019 (Successor)	10	3,492	—	(6)	(907)	2,589	152	2,741
Other comprehensive income	—	—	—	(4)	—	(4)	—	(4)
Share-based compensation charge	—	1	—	—	—	1	—	1
Net loss	—	—	—	—	(203)	(203)	(2)	(205)
Balance at June 30, 2019 (Successor)	10	3,493	—	(10)	(1,110)	2,383	150	2,533

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at June 30, 2019 we owned and operated 35 offshore drilling units and had an option to acquire one semi-submersible rig. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, and in benign and harsh environments. We also manage and operate a further 20 rigs on behalf of Seadrill Partners, SeaMex, Sonangol and Northern Drilling.

Except where the context otherwise requires or where otherwise indicated, the terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” and “our Business” refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities, and, for periods before emergence from Chapter 11 Proceedings on July 2, 2018, to Old Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.

References to the term “Successor” refers to the financial position and results of operations of Seadrill after July 2, 2018. This is also applicable to terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” or “our Business” in context of events after emergence from Chapter 11 Proceedings on July 2, 2018. References to the term "the 2018 Successor period" refers to the period from July 2, 2018 to December 31, 2018.

References to the term “Predecessor” refers to the financial position and results of operations of Seadrill prior to, and including, July 1, 2018. This is also applicable to terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” or “our Business” in context of events before emergence from Chapter 11 Proceedings on July 2, 2018. References to the term "the 2018 Predecessor period" refers to the period from January 1, 2018 to July 1, 2018.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar ("U.S. dollar," "$" or "US$") rounded to the nearest million, unless otherwise stated. The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, the consolidated subsidiaries and our interests in associated entities. Investments in companies in which we control, or directly or indirectly hold more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which we are deemed to be the primary beneficiary.

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2018 (SEC File No. 333-224459).

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2018 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Leases
We adopted ASU 2016-02, Leases (Topic 842) on January 1, 2019. As a result, we now recognize right-of-use assets and lease liabilities on our balance sheet and disclose key information about leasing arrangements which are included within Note 17 - Leases. Refer to Note 2 – Recent Accounting Pronouncements for more information on the adoption of this update and the changes to our accounting policy.

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We adopted the following accounting standard updates ("ASUs") since the reporting date of our Form 20-F report covering the period to December 31, 2018.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ASU 2016-02 Leases (also 2018-10, 2018-11, 2018-20, and 2019-01)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance became effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years using a modified retrospective application.

We transitioned to the new standard using the modified retrospective approach as permitted by the standard. We determined that our drilling contracts contain a lease component as well as a revenue component. We have elected to apply the practical expedient provided to lessors and will not separate the lease and nonlease components within our drilling contracts. We will continue to apply the Topic 606 to our drilling contracts instead of Topic 842 because the nonlease component is the predominant component within our drilling contracts. As a result, our pattern of revenue recognition did not change significantly compared to prior accounting standards due to the adoption of this update.

In addition, within our operating leases, where we are lessees, we elected not to separate nonlease components from lease components and instead we account for each separate lease component and the nonlease components associated with that lease component as a single lease component in accordance with Topic 842. We have also elected not to apply the recognition requirements in Topic 842 to short-term leases, being leases lasting less than one year. Instead, we recognize short-term lease payments in our Consolidated Statement of Operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

We recognized an aggregate lease liability of $25 million and a right-of-use asset of $23 million on adoption on January 1, 2019. There was no impact to our opening retained earnings as a result of adopting this update. Prior period amounts are not adjusted and continue to be reported in accordance with the previous guidance in Topic 840.

Other ASUs

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2018-07 Compensation - Stock compensation (Topic 718)

•	ASU 2018-16 Derivatives and Hedging (Topic 815)

Recently issued accounting standards

The FASB issued the following ASUs that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

ASU 2016-13 - Financial Instruments - Measurement of Credit Losses on Financial Instruments (Also 2019-04 and 2019-05)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments , which provides additional guidance on the accounting for credit losses. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which provides transition guidance for entities to elect the fair value option of certain financial instruments. These guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted.

We are in the early stage of evaluating the impact of this standard update. Our customers are international oil companies, national oil companies and large independent oil companies. Our financial assets are primarily held with counter parties with high credit standing and we have historically had a low incidence of bad debt expense. Therefore, we do not currently expect this guidance to significantly affect our Consolidated Financial Statements and related disclosures when we adopt it.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

ASU 2018-14 Compensation - Changes to the Disclosure Requirements for Defined Benefit Plans

In August 2018, the FASB issued ASU 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

ASU 2018-15 Intangibles

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). The update is intended to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The update is intended to improve general purpose financial reporting by considering indirect interests held through related parties in common control arrangements on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

Note 3 – Chapter 11 proceedings and fresh start accounting

On September 12, 2017, Seadrill Limited and certain of its subsidiaries, “the Debtors,” filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan of Reorganization (as modified), as amended and supplemented the “Plan.” For further information on the Plan, please refer to the Seadrill Limited Annual Report on Form 20-F for the year ended December 31, 2018.

The Debtors subsequently emerged from bankruptcy on July 2, 2018 following the satisfaction of each of the conditions precedent to the Plan. Although we are no longer a debtor-in-possession, we were a debtor-in-possession for the entire period ended June 30, 2018.

On July 2, 2018, we had 100 million New Seadrill Common Shares outstanding, allocated as set forth below, in accordance with provisions of the Plan and issued on the Effective Date:

•	14.25% of the New Common Shares issued to holders of unsecured claims against the Company and certain of its Chapter 11 debtor affiliates;

•	23.75% of the New Common Shares issued to participants in the $200 million equity investment under the Plan;

•	54.625% of the New Common Shares issued to participants in the $880 million senior secured notes investment under the Plan;

•
1.9% of the New Common Shares issued to holders of existing common equity interest in the Company as of the Effective Date, an effective exchange ratio of approximately 0.0037345 New Common Shares per each Existing Share; and

•	5.475% of the New Common Shares issued as a structuring fee to certain of the new money investors.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fresh start accounting
Upon emergence from bankruptcy, we applied fresh start accounting to our Consolidated Financial Statements in accordance with the provision set forth in ASC852 as (i) the holders of existing voting shares of the Company prior to emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims.

We elected to apply fresh start accounting effective July 1, 2018 (the "Convenience Date"), to coincide with the timing of the normal third quarter reporting period, which resulted in Seadrill becoming a new entity for financial reporting purposes. We evaluated and concluded that events between July 1, 2018 and July 2, 2018 were immaterial and that the use of an accounting Convenience Date of July 1, 2018 was appropriate.

The effects of the Plan and the application of fresh start accounting were applied as of July 2, 2018 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items." As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the Consolidated Financial Statements for the period after July 1, 2018 (the “Successor”) will not be comparable with the Consolidated Financial Statements prior to that date.

The Plan presented on February 26, 2018, and confirmed by the Bankruptcy Court on April 17, 2018, estimated a range of distributable value for the Successor Company of between $10.2 billion and $11.8 billion. We derived the reorganization value based on the mid-point of this range of estimated distributable values. This was approximately $11.0 billion.

Reorganization items
Expenses and income directly associated with the Chapter 11 cases are reported separately in the Consolidated Statement of Operations as "Reorganization items" as required by ASC 852, Reorganizations. This category was used to reflect the net expenses and gains and losses that are the result of the reorganization of the business.

The following table summarizes the components included within reorganization items:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Advisory and professional fees	—	(40)	—	(115)
Interest income on surplus cash invested	—	5	—	6
Total reorganization items	—	(35)	—	(109)

Advisory and professional fees- Professional and advisory fees incurred in connection with our Chapter 11 reorganization.

Interest income on surplus cash invested - Interest income recognized on cash held within entities that had filed for Chapter 11.

Note 4 – Segment information

Operating segments
We provide drilling and related services to the offshore oil and gas industry. We have three operating segments:

1.
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

2.
Jack-ups: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments; and

3.	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Total operating revenue

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	174	243	355	482
Jack-ups	89	89	172	193
Other	58	16	96	37
Total operating revenues	321	348	623	712

Depreciation

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	85	149	174	298
Jack-ups	19	46	38	93
Total	104	195	212	391

Amortization of intangibles

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	27	—	51	—
Jack-ups	11	—	22	—
Total	38	—	73	—

Operating loss - Net loss

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	(79)	(385)	(166)	(446)
Jack-ups	4	(152)	18	(167)
Other	2	(2)	4	—
Operating loss	(73)	(539)	(144)	(613)
Unallocated items:
Total financial items and other	(163)	111	(370)	14
Income taxes	30	(4)	12	(36)
Net loss	(206)	(432)	(502)	(635)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling units - Total assets

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018

Floaters	5,377	5,508
Jack-ups	1,136	1,151
Total drilling units	6,513	6,659

Unallocated items:
Investments in associated companies	724	800
Marketable securities	22	57
Cash and restricted cash	1,469	2,003
Other assets	1,244	1,329
Total assets	9,972	10,848

Drilling units - Capital expenditures (1)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Floaters	30	49	48	93
Jack-ups	10	12	16	24
Total	40	61	64	117
(1) The Successor period includes additions to equipment.

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:

Revenues

(In $ millions)	Successor	Predecessor	Successor	Predecessor
	Three months ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Norway	102	26	169	82
Nigeria	53	61	104	105
Brazil	51	87	93	188
Saudi Arabia	35	40	69	79
United States	14	15	31	30
Angola	34	49	49	100
Others (1)	32	70	108	128
Total	321	348	623	712

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fixed assets – drilling units (1)

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018

Norway	1,597	1,326
Malaysia	822	1,070
Spain	561	875
Brazil	671	688
United States	646	658
Other (2)	2,216	2,042
Total	6,513	6,659

(1)
The countries in this table represent the location of the drilling unit at the end of the reporting period and are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by the assets during the period. In most cases these locations are different to the country in which the Company that owns the drilling unit is registered.

(2)	"Other" represents countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Major Customers
We had the following customers with contract revenues greater than 10% in any of the periods presented:

(In $ millions)	Successor	Predecessor	Successor	Predecessor
	Three months ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Total	26%	23%	25%	20%
Equinor	17%	9%	20%	6%
Petrobras	16%	26%	15%	27%
ConocoPhillips	15%	5%	15%	9%
Saudi Aramco	14%	12%	14%	12%
ExxonMobil	—%	9%	—%	11%

Note 5 – Revenue from Contracts with Customers
The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Accounts receivable, net	228	208
Current contract assets (1)	—	1
Non-current contract assets	—	—
Current contract liabilities (deferred revenue) (1)	(24)	(12)
Non-current contract liabilities (deferred revenue)	(7)	(9)

(1)	Current contract assets and liabilities balances are included in “other current assets” and “other current liabilities,” respectively in our unaudited Consolidated Balance Sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Significant changes in the contract assets and the contract liabilities balances during the six months ended June 30, 2018 (Predecessor) are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2018 (Predecessor)	7	(55)	(48)
Amortization of revenue that was included in the beginning contract liability balance	—	25	25
Cash received, excluding amounts recognized as revenue	—	(2)	(2)
Cash received against the beginning contract asset balance	(7)	—	(7)
Contract assets recognized during the period	9	—	9
Net contract liability at June 30, 2018 (Predecessor)	9	(32)	(23)

Significant changes in the contract assets and the contract liabilities balances during the six months ended June 30, 2019 (Successor) are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2019 (Successor)	1	(21)	(20)
Amortization of revenue that was included in the beginning contract liability balance	—	3	3
Cash received, excluding amounts recognized as revenue	—	(13)	(13)
Cash received against the beginning contract asset balance	(1)	—	(1)
Contract assets recognized during the period	—	—	—
Net contract liability at June 30, 2019 (Successor)	—	(31)	(31)

Certain direct and incremental costs that are expected to be recovered, relate directly to a contract, and enhance resources that will be used in satisfying our performance obligations in the future. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Deferred contract costs during the six months ended June 30, 2018 (Predecessor) were as follows:

(In $ millions)	Net deferred contract costs
As at January 1, 2018 (Predecessor)	20
Additional deferred contract costs	6
Amortization of deferred contract costs	(15)
As at June 30, 2018 (Predecessor)	11

Deferred contract costs during the six months ended June 30, 2019 (Successor) were as follows:

(In $ millions)	Net deferred contract costs
As at January 1, 2019 (Successor)	15
Additional deferred contract costs	27
Amortization of deferred contract costs	(22)
As at June 30, 2019 (Successor)	20

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for rig modifications or upgrades required for a contract, which are considered to be capital improvements, are capitalized as drilling and other property and equipment and depreciated over the estimated useful life of the improvement. Refer to Note 13 – Drilling units for more information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue - The deferred revenue balance of $24 million reported in "Other current liabilities" at June 30, 2019 (Successor) is expected to be realized within the next twelve months and $7 million reported in "Other non-current liabilities" is expected to be realized within the following next twelve months. The deferred revenue included above consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations. The amounts are derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at June 30, 2019. The actual timing of recognition of such amounts may vary due to factors outside of our control.

Practical expedient - We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.

Note 6 – Taxation
Income tax benefit for the three months ended June 30, 2019 was $30 million (three months ended June 30, 2018: expense of $4 million). Income tax benefit for the six months ended June 30, 2019 was $12 million (six months ended June 30, 2018: expense of $36 million).

The income tax benefit was primarily due to the release of uncertain tax positions relating to changes in US tax legislation that was recognized in a prior period, and a reduction of the deferred tax liability on unremitted earnings of subsidiaries.

Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill's subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments, including filing relevant appeals, an adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flow. On May 6, 2019, we received notice that we would need to post $82 million of collateral with a financial institution in order to continue with our appeal against certain years. This amount was transferred to BTG Bank and is currently being held in restricted cash. See Note 8 – Restricted cash .

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes may be filed in the US court. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flow.

Note 7 – Loss per share
The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS were as follows:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net loss attributable to shareholder	(203)	(296)	(498)	(477)
Effect of dilution	—	—	—	—
Diluted net loss available to shareholders	(203)	(296)	(498)	(477)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of the denominator for the calculation of basic and diluted EPS were as follows:

	Successor	Predecessor	Successor	Predecessor
(In millions)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Basic earnings per share:
Weighted average number of common shares outstanding	100	504	100	504
Diluted earnings per share:
Effect of dilution	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	100	504	100	504

The basic and diluted loss per share were as follows:

	Successor	Predecessor	Successor	Predecessor
(In $)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Basic loss per share	(2.03)	(0.59)	(4.98)	(0.95)
Diluted loss per share	(2.03)	(0.59)	(4.98)	(0.95)

Note 8 – Restricted cash
Restricted cash as at June 30, 2019 (Successor) and December 31, 2018 (Successor) was as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Accounts pledged as collateral for senior secured notes (1)	—	328
Accounts pledged as collateral for performance bonds and similar guarantees	103	101
Demand deposit pledged as collateral for tax related guarantee (2)	86	—
Other	29	32
Total restricted cash	218	461

(1)	The balance of this account was used to repurchase senior secured notes on April 10, 2019 (see note 15 - Debt for further details).

(2)
We placed a total of $86 million of collateral with BTG Bank under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts.

Restricted cash is presented in our Consolidated Balance Sheet as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Current restricted cash	132	461
Non-current restricted cash	86	—
Total restricted cash	218	461

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Marketable securities
We hold investments in certain marketable securities which we record at fair value and recognize any changes directly in net income. The below table shows the carrying value of our investments in marketable securities for periods presented in this report.

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Seadrill Partners - Common units	9	45
Archer	13	12
Total marketable securities	22	57

The below table shows the gain and losses recognized through net income for the periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three Months Ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Seadrill Partners - Common units	(13)	19	(36)	(5)
Archer	(1)	6	1	2
Total (loss)/gain on marketable securities	(14)	25	(35)	(3)

Note 10 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for doubtful amounts. Doubtful amounts are recognized when it is unlikely that required payments of specific amounts will occur as a result of the financial condition of the customer. As at June 30, 2019 (Successor) we had no allowances for doubtful accounts netted against our accounts receivable (December 31, 2018 (Successor): nil).

We recognized no bad debt expense for the three and six months ended June 30, 2019 (Successor) (three and six months ended June 30, 2018 (Predecessor): $48 million).

Note 11 - Other Assets
As at June 30, 2019 (Successor) and December 31, 2018 (Successor), we had the following other asset balances.

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Favorable drilling and management service contracts	97	186
Taxes receivable	55	50
Prepaid expenses	29	32
Right of use asset	20	—
Reimbursable amounts due from customers	27	10
Deferred contract costs	19	15
Derivative asset - interest rate cap	7	39
Insurance receivable (1)	23	1
Other	22	25
Total other assets	299	358
(1) In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As of June 30, 2019, we have incurred $17 million of costs to repair the equipment, of which $16 million will be recoverable under our physical damage insurance. This is presented within "Insurance receivable" in the table above and within "Other assets" in our Consolidated Balance Sheet as at June 30, 2019.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other assets were presented in our Consolidated Balance Sheet as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Other current assets	253	322
Other non-current assets	46	36
Total other assets	299	358

Note 12 – Investment in associated companies
As at June 30, 2019 (Successor) and December 31, 2018 (Successor), the carrying values of our investments in associated companies were as follows.

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Seadrill Partners - Direct ownership interests	410	479
Seadrill Partners subsidiaries - Subordinated units	6	17
Seadrill Partners subsidiaries - IDRs (1)	54	54
Seabras Sapura	94	77
Seabras Sapura - Shareholder loans (1)	132	132
SeaMex	28	41
Total investment in associated companies	724	800
(1) These balances are recorded at cost less impairment as (i) they do not represent common stock interests and (ii) their fair values are not readily determinable.

Note 13 – Drilling units
The following table summarizes the movement for the six months ended June 30, 2018 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2018 (Predecessor)	17,335	(4,119)	13,216
Additions	117	—	117
Depreciation	—	(388)	(388)
Impairment	(414)	—	(414)
As at June 30, 2018 (Predecessor)	17,038	(4,507)	12,531

The following table summarizes the movement for the six months ended June 30, 2019 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2019 (Successor)	6,890	(231)	6,659
Additions	61	—	61
Depreciation	—	(207)	(207)
As at June 30, 2019 (Successor)	6,951	(438)	6,513

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Equipment
Equipment consists of office equipment, software, furniture and fittings.

The following table summarizes the movement for the six months ended June 30, 2018 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2018 (Predecessor)	84	(55)	29
Additions	9	—	9
Depreciation	—	(3)	(3)
As at June 30, 2018 (Predecessor)	93	(58)	35

The following table summarizes the movement for the six months ended June 30, 2019 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2019 (Successor)	34	(5)	29
Additions	3	—	3
Depreciation	—	(5)	(5)
As at June 30, 2019 (Successor)	37	(10)	27

Note 15 – Debt
As at June 30, 2019 (Successor) and December 31, 2018 (Successor), we had the following liabilities for third party debt agreements:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Secured credit facilities	5,662	5,662
Senior secured notes	458	769
Credit facilities contained within variable interest entities	645	655
Total debt principal	6,765	7,086
Less: debt discount and fees	(154)	(172)
Carrying value	6,611	6,914

This was presented in our Consolidated Balance Sheet as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Debt due within one year	185	33
Long-term debt	6,426	6,881
Total debt principal	6,611	6,914

Key changes to borrowing facilities
On April 10, 2019, we repurchased $311 million of our principal senior secured notes for $342 million. The $31 million additional cash paid represents the 7% purchase premium and settlement of accrued payment-in-kind and cash interest.

Collateral
Our credit facilities are secured by, among other things, liens on our drilling units. Our credit facility agreements contain cross-default provisions, meaning that if we defaulted and amounts became due and payable under one of our credit agreements, this would trigger a cross-default in our other facilities so that amounts outstanding under our other credit facility agreements become due and payable and capable of being accelerated.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Debt maturities
The outstanding debt as at June 30, 2019 is repayable as follows:

Successor
(In $ millions)	Year ended June 30,
2020	185
2021	530
2022	767
2023	1,658
2024	1,349
2025 and thereafter	2,276
Total debt principal (1) (2)	6,765

(1)	Debt principal repayments, excluding cash and payment-in-kind interest.

(2)
The above table assumes that we will make amortization payments on our secured credit facilities from 2020. Under the terms of the bank financing agreements, we have the ability to defer up to $500 million of amortization payments (Amortization Conversion Election facility or "ACE") up to 120 days before such payment becomes due. The deferred amortization then becomes part of the balloon payment for each relevant facility. Based on the amortization schedule, the ACE has capacity to defer the first five quarters of amortization.

Note 16 - Other Liabilities
As at June 30, 2019 (Successor) and December 31, 2018 (Successor), we had the following other liability balances.

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Taxes payable	42	42
Contract liabilities	31	21
Unfavorable drilling contracts	11	27
Employee withheld taxes, social security and vacation payments	39	40
Accrued interest expense	38	61
Accrued expenses	110	107
Lease liabilities	22	—
Uncertain tax positions	87	100
Other liabilities	30	33
Total Other Liabilities	410	431

Other liabilities were presented in our Consolidated Balance Sheet as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Other current liabilities	288	310
Other non-current liabilities	122	121
Total Other Liabilities	410	431

Note 17 - Leases
We have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. Rent expense for the six months ended June 30, 2019 (Successor) was $6 million and for the six months ended June 30, 2018 (Predecessor), was $9 million.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Below are the significant assumptions and judgments we applied to account for our leases in accordance with Topic 842.

1.	We apply judgment in determination whether a contract contains a lease or a lease component as defined by Topic 842.

2.	We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.

3.	The discount rate applied to our operating leases is our incremental borrowing rate. We estimated our incremental borrowing rate based on the rate for our traded debt.

4.
Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option was included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option.

For operating leases where we are the lessee, our future undiscounted cash flows as at June 30, 2019 are as follows:

Successor
(In $ millions)	Year ended June 30,
2020	8
2021	8
2022	7
2023	3
2024 and thereafter	2
Total	28

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at June 30, 2019:

Successor
(In $ millions)	As at June 30, 2019
Total undiscounted cash flows	28
Less short term leases	1
Less discount	(7)
Operating lease liability	22
Of which:
Current	7
Non-current	15

The following table gives supplementary information regarding our lease accounting at June 30, 2019:

	Successor	Successor
(In $ million)	Three Months Ended June 30, 2019	Six months ended June 30, 2019
Operating Lease Cost:
Operating lease cost	5	7
Short-term lease cost	—	1
Total Lease cost	5	8

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	5	8
Right-of-use assets obtained in exchange for operating lease liabilities during the period	—	1
Weighted-average remaining lease term in months	20	20
Weighted-average discount rate	13%	13%

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

We also have operating subleases, where we are the lessor, relating to some of our premises. The most significant subleases being our offices in Stavanger and Houston. We do not expect to derive further value from the subleased portion of our right-of-use assets following the end of the sublease term. These subleases do not include variable payments, and do not include options for a lessee to purchase the underlying asset. We do not allocate lease consideration between lease and non-lease components because we have elected not to separate lease and non-lease components for our operating leases where Seadrill is the lessor.

For our operating subleases, the future undiscounted cash flows as at June 30, 2019are as follows:

Successor
(In $ millions)	Year ended June 30,
2020	1
2021	1
2022	1
2023	—
2024 and thereafter	—
Total	3

Note 18 – Common shares
Share capital for the six months ended June 30, 2019 (Successor) and June 30, 2018 (Predecessor) was as follows:

	Issued and fully paid share capital $0.10 par value each		Issued and fully paid share capital $2.00 par value each		Treasury shares held by the Company - $2.00 par value each
	Shares	$ millions	Shares	$ millions	Shares	$ millions
At January 1, 2018, March 31, 2018 and June 30, 2018 (Predecessor)	—	—	508,763,020	1,017	(4,244,080)	(9)

At January 1, 2019, March 31, 2019 and June 30, 2019 (Successor)	100,000,000	10	—	—	—	—

On April 26, 2019, we approved the grant of 1.8 million performance shares to certain employees under our employee incentive plan. The performance shares were granted on May 31, 2019. The awards are subject to service and performance conditions and the vesting period ends on March 31, 2022.

Note 19 – Non-controlling interest
Changes in non-controlling interest for the period from January 1, 2018 (Predecessor) through to June 30, 2018 (Predecessor) were as follows:

(In $ millions)	North Atlantic Drilling Ltd	Sevan Drilling Limited	Asia Offshore Drilling Ltd	Ship Finance International Ltd VIEs	Seadrill Nigeria Operations Limited	Total
As at January 1, 2018 (Predecessor)	76	226	149	(59)	7	399
Adoption of new accounting standard ASU 2016-16 - Income Taxes	(25)	—	—	—	—	(25)
Net income attributable to non-controlling interest	(17)	(10)	—	4	1	(22)
As at March 31, 2018 (Predecessor)	34	216	149	(55)	8	352
Net income attributable to non-controlling interest	(143)	—	1	3	1	(138)
Redeemable non-controlling interest	—	—	(150)	—	—	(150)
As at June 30, 2018 (Predecessor)	(109)	216	—	(52)	9	64

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Changes in non-controlling interest for the period from January 1, 2019 (Successor) through to June 30, 2019 (Successor) were as follows:

(In $ millions)	Ship Finance International Ltd VIEs	Seadrill Nigeria Operations Limited	Total
As at January 1, 2019 (Successor) and March 31, 2019 (Successor)	145	7	152
Net income attributable to non-controlling interest	(2)	—	(2)
As at June 30, 2019 (Successor)	143	7	150

Note 20 – Redeemable non-controlling interest
Changes in redeemable non-controlling interest for the period from December 31, 2017 to June 30, 2018 are set out in the table below.

(In $ millions)	Asia Offshore Drilling Ltd
As at December 31, 2017 (Predecessor) and March 31, 2018 (Predecessor)	—
Reclassification from non-controlling interest	150
Net loss attributable to redeemable non-controlling interest in the period	2
Fair value adjustment	(127)
As at June 30, 2018 (Predecessor)	25

Changes in redeemable non-controlling interest for the period from December 31, 2018 to June 30, 2019 are set out in the table below.

(In $ millions)	Asia Offshore Drilling Ltd
As at December 31, 2018 (Successor)	38
Net loss attributable to redeemable non-controlling interest in the period	(1)
Fair value adjustment	1
As at March 31, 2019 (Successor)	38
Net loss attributable to redeemable non-controlling interest in the period	(1)
As at June 30, 2019 (Successor)	37

On April 4, 2018, the Predecessor executed a Transaction Support Agreement ("TSA") with a minority shareholder of one of Seadrill Limited's subsidiaries, Asia Offshore Drilling Limited (“AOD”). The TSA provided a put option to the holders of non-controlling interest shares. The put option may be exercised from October 1, 2019 until September 30, 2020.

The put option gave the holders the right (with no obligation) to sell the shares it owns to Seadrill subject to a price ceiling. After the end of the effective period of the put option, if the right remains unexercised, Seadrill gets the right (with no obligation) to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). The Call Option may be exercised from October 1, 2020 until March 31, 2021. While the Call Option provides for a redemption mechanism, the redemption option is made by Seadrill. The put option, however, generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill.

The redemption feature caused the non-controlling interest held in AOD to be reclassified from equity to "Redeemable non-controlling interest" within the Consolidated Balance Sheet. We record the redeemable non-controlling interest at fair value. Any fair value adjustment to generate an expected redemption value has been recognized through retained earnings.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Accumulated other comprehensive income / (loss)
Accumulated other comprehensive income / (loss) as at June 30, 2019 (Successor) and June 30, 2018 (Predecessor) was as follows:

(In $ millions)	Unrealized gain on marketable securities	Unrealized gain on foreign exchange	Actuarial (loss) / gain relating to pension	Share in unrealized gain from associated companies	Change in unrealized gain on interest rate swaps in VIEs	Change in debt component on Archer facility	Total

Balance at January 1, 2018 (Predecessor)	31	36	(26)	15	2	—	58
Adoption of new accounting standard ASU 2016-01 - Financial Instruments	(31)	—	—	—	—	—	(31)
Other comprehensive income	—	—	—	9	—	—	9
As at March 31, 2018 (Predecessor)	—	36	(26)	24	2	—	36
Other comprehensive income	—	—	1	2	—	2	5
As at June 30, 2018 (Predecessor)	—	36	(25)	26	2	2	41

Balance at January 1, 2019 (Successor)	—	—	1	(5)	—	(3)	(7)
Other comprehensive income	—	—	—	(4)	—	5	1
As at March 31, 2019 (Successor)	—	—	1	(9)	—	2	(6)
Other comprehensive income	—	—	—	(5)	—	1	(4)
As at June 30, 2019 (Successor)	—	—	1	(14)	—	3	(10)

Effective January 1, 2018, we adopted ASU 2016-01, which applies to equity investments that are neither (i) accounted for under the equity method or (ii) result in consolidation. Under ASU 2016-01 we record such investments at fair value and recognize any changes directly in net income, unless there is no readily ascertainable fair value, in which case we record the investment at cost less impairment. For fiscal periods beginning prior to January 1, 2018, marketable securities not accounted for under the equity method were classified as available-for-sale. Unrealized gains and losses on equity securities classified as available-for-sale were recognized in other comprehensive income. When we adopted ASU 2016-01 on January 1, 2018, we reclassified $31 million of previously recognized fair value gains from accumulated other comprehensive income to retained earnings.

Income taxes associated with each component of other comprehensive income were nil for the six months ended June 30, 2019 (Successor) (June 30, 2018 (Predecessor): nil).

Note 22 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas, BTG Bank and ING Bank N.V. We consider these risks to be remote. We also have a concentration of risk with respect to customers. For details on the customers with greater than 10% of contract revenues, refer to Note 4 - Segment information.

Foreign exchange risk
As is customary in the oil and gas industry, most of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances. We do not expect these exposures to cause a significant amount of fluctuation in net income and therefore do not currently hedge them. Further, the effect of fluctuations in currency exchange rates caused by our international operations generally has not had a material impact on our overall operating results.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. We have set out our exposure to interest rate risk on our net debt obligations at June 30, 2019 in the table below:

(In $ millions)	Principal outstanding	Hedging instruments - see below	Net exposure	Impact of 1% increase in rates - see below
Senior Credit Facilities	5,662	4,500	1,162	36
Debt contained within VIEs	645	—	645	6
Total floating rate debt obligations	6,307	4,500	1,807	42
Senior secured notes (1)	458	—	N/A	—
Less: Cash and Restricted Cash	(1,469)	—	(1,469)	(15)
Net debt	5,296	4,500	338	27
(1) The interest on the senior secured notes is fixed and therefore does not have exposure to interest rate fluctuations

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

The LIBOR rate applied on our debt at June 30, 2019 was 2.33%. Therefore, the interest cap would mitigate the impact of 46% of a theoretical 1% point increase in the LIBOR rate. This is set out in the below table.

(In $ millions)	Amount	Impact of 1% point increase in rates (before impact of interest rate cap)	Less: impact of interest rate cap	Impact of 1% point increase in rates (after impact of interest rate cap)

Senior Credit Facility debt - hedged	4,500	45	(21)	24
Senior Credit Facility debt - not hedged	1,162	12	—	12
Total Senior Credit Facility Debt	5,662	57	(21)	36

One of the Ship Finance subsidiaries that we consolidate as a VIE (refer to Note 23 – Variable Interest Entities (VIEs)) previously entered into interest rate swaps to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps matured on December 31, 2018.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Gains and losses on derivatives reported in Consolidated Statement of Operations
Gains and losses on derivatives reported in our Consolidated Statement of Operations included the following:

(In $ millions)	Successor	Predecessor	Successor	Predecessor
(Loss)/gain recognized in the Consolidated Statement of Operations relating to derivative financial instruments	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Interest rate cap agreement	(6)	(7)	(33)	(7)
Archer convertible debt instrument	—	7	—	4
Interest rate swap agreements not qualified as hedge accounting	—	(1)	—	(1)
Loss on derivative financial instruments	(6)	(1)	(33)	(4)

Interest rate cap - This represents changes in fair value on our interest rate cap agreement referred above.

Archer convertible debt instrument - This represents gains and losses on the conversion option included within a $45 million convertible bond issued to us by Archer. Please see Note 24 – Related party transactions for further details.

Derivative financial instruments included in our Consolidated Balance Sheet
Derivative financial instruments included in our Consolidated Balance Sheet, within "Other Assets" included the following:

(In $ millions)	Maturity date	Applicable rate	Outstanding principal - June 30, 2019	As at June 30, 2019	As at December 31, 2018

Interest rate cap	June 2023	2.87% LIBOR cap	4,500	7	39
				7	39
Fair values of financial instruments

Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost at June 30, 2019 and December 31, 2018 are as follows:

	Successor		Successor
	As at June 30, 2019		As at December 31, 2018
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (1) (Level 2)	489	489	476	476

Liabilities
Secured credit facilities (Level 2)	5,449	5,532	5,388	5,519
Credit facilities contained within variable interest entities (Level 2)	611	621	612	626
Senior secured notes (Level 1)	445	458	770	769
Related party loans payable by the VIE (Level 2)	227	232	222	226

(1)	Excludes Archer convertible debt receivable, which is measured at fair value on a recurring basis

Level 1
The fair value of the senior secured notes were derived using market traded value. We have categorized this at level 1 on the fair value measurement hierarchy. Refer to Note 15 – Debt for further information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Level 2
Upon the adoption of fresh start accounting, the related party loans receivable from Seadrill Partners, SeaMex and Seabras Sapura were recorded at fair value. We estimated that the fair value continues to be equal to the carrying value as at June 30, 2019 as the debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements and the loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 24 – Related party transactions. The fair value of other trading balances with related parties are also assumed to be equal to their carrying value.

The fair value of the secured credit facilities and Ship Finance loans were derived using the discounted cash flow model, using a cost of debt of 6%.

The fair value of the loans provided by Ship Finance to our VIE's were derived using the discounted cash flow model, using a cost of debt of 11%. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 24 – Related party transactions for further information.

Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at June 30, 2019 (Successor) and December 31, 2018 (Successor) are as follows:

	Successor		Successor
	As at June 30, 2019		As at December 31, 2018
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	1,251	1,251	1,542	1,542
Restricted cash (Level 1)	218	218	461	461
Marketable securities (Level 1)	22	22	57	57
Related party loans receivable - Archer convertible debt (Level 3)	49	49	43	43
Interest rate cap (Level 2)	7	7	39	39
Temporary equity
Redeemable non-controlling interest (Level 3)	37	37	38	38

Level 1
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, was a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy. Quoted market prices were used to estimate the fair value of marketable securities, which were valued at fair value on a recurring basis.

Level 2
The fair value of the interest rate cap as at June 30, 2019 was calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. We have categorized these transactions as level 2 on the fair value measurement hierarchy.

Level 3
The Archer convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option was calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer's share price in NOK, NOK/USD FX volatility and dividend yield. The fair value of the debt component was derived using the discounted cash flow model including assumptions relating to cost of debt and credit risk associated to the instrument.

The redeemable non-controlling interest in AOD was calculated by applying a fair value to the three AOD rigs and debt facility using a discounted cash flow model. The rig values were determined using an income approach based on projected future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives, discounted using a weighted average cost of capital of 11%. The fair value of the debt was derived using the discounted cash flow model, using a cost of debt of 6%.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 23 – Variable Interest Entities (VIEs)
The combined assets and liabilities in the financial statements of the VIEs as at June 30, 2019 (Successor) and as at December 31, 2018 (Successor) are as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Cash and cash equivalents	9	2
Investment in finance lease	990	1,024
Amount due from related parties	3	—
Total assets of the VIEs	1,002	1,026

Short-term interest bearing debt (1)	48	33
Long-term interest bearing debt (1)	573	593
Other liabilities	2	2
Short-term amounts due to related parties	4	31
Long-term debt due to related parties (2)	232	222
Total liabilities of the VIEs	859	881
Equity of the VIEs	143	145
Book value of units in the Company's consolidated financial statements	805	823

(1)
Total interest bearing debt comprises principal outstanding of $645 million offset by $24 million debt discount (December 31, 2018: $655 million principal outstanding offset by $29 million debt discount).

(2)
We present balances due to/from Ship Finance on a net basis, due to the fact that there is a right to offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis as shown in the table below:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Debt principal outstanding	314	314
Debt discount	(82)	(88)
Trading asset positions held against long-term loan	—	(4)
Long-term loan due to related parties	232	222

Note 24 – Related party transactions
Our main related parties include (i) affiliated companies over which we hold significant influence and (ii) companies who are either controlled by or whose operating policies may be significantly influenced by our largest shareholder, Hemen.

Companies in which we hold significant influence include (i) Seadrill Partners, (ii) SeaMex and (iii) Seabras Sapura. Companies that are controlled by or whose operating policies may be significantly influenced by Hemen include (i) Ship Finance, (ii) Archer, (iii) Frontline, (iv) Seatankers and (v) Northern Drilling. In the following sections we provide an analysis of (i) transactions with related parties and (ii) balances outstanding with related parties.

Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Management fees revenues (a)	21	20	42	41
In country support services revenues	—	1	—	1
Related party inventory sales	1	—	1	1
Total related party operating revenues	22	21	43	43

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(a) We provide management and administrative services to Seadrill Partners and SeaMex and operation and technical support services to Seadrill Partners, SeaMex and Northern Drilling. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.

(b) In addition to the amounts shown above, we recognized reimbursable revenues from Northern Drilling and Sonangol of $33 million in the three months ended June 30, 2019 and $50 million in the six months ended June 30, 2019 for work to perform the first mobilization of the Northern Drilling rig, West Mira, and Sonangol rigs, Libongos and Quenguela.

Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Related party inventory purchases	—	2	—	3
Other related party operating expenses	1	1	1	1
Total related party operating expenses	1	3	1	4
Related party financial items
The below table provides an analysis of related party financial income for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Interest income (c)	7	6	15	13
Other	—	1	—	1
Total related party financial items	7	7	15	14

(c) We earn interest income on our related party loans to SeaMex and Seabras Sapura (see below).

Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Related party loans and interest (d)	489	476
Deferred consideration arrangements (e)	45	59
Convertible bond (f)	49	43
Trading balances (g)	103	138
Total related party receivables	686	716
Of which:
Amounts due from related parties - current	141	177
Amounts due from related parties - non current	545	539

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(d) We have loan receivables outstanding from SeaMex and Seabras Sapura. We have summarized the amounts outstanding in the table below:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
SeaMex seller's credit and loans receivable	409	398
Seabras loans receivable	80	78
Total related party loans and interest	489	476

SeaMex loans include (i) $250 million "sellers credit" provided to SeaMex in March 2015 which matures in December 2019, (ii) $45 million working capital loan advanced in November 2016 and (iii) $114 million accrued interest on the above loans and other funding. The sellers credit and working capital loan both earn interest at 6.5%. The sellers credit is subordinated to SeaMex's external debt facility, which matures in March 2022. As such, we have classified this balance as non-current on our Consolidated Balance Sheet.

Seabras loans include a series of loan facilities that we extended to Seabras Sapura between May 2014 and December 2016. The $80 million balance shown in the table above includes (i) $70 million of loan principal and (ii) $10 million of accrued interest. The loans are repayable on demand, subject to restrictions on Seabras Sapura's external debt facilities. We earn interest of between 3.4% - LIBOR + 3.99% on the loans, depending on the facility.

In addition to the Seabras loans referred above, we have made certain other shareholder loans to Seabras Sapura, which we classify as part of our equity method investment in Seabras Sapura. See Note 12 – Investment in associated companies for further details.

(e) Deferred consideration arrangements include receivables due to us from Seadrill Partners from the sale of the West Vela and the West Polaris to Seadrill Partners in November 2014 and June 2015 respectively. We have summarized amounts due for each period in the table below:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
West Vela - Mobilization receivable	24	31
West Vela - Share of dayrate	21	27
West Polaris	—	1
Total deferred consideration receivable	45	59

On adoption of fresh start accounting, we recorded receivables for West Vela share of dayrate and West Polaris earnout. These amounts were previously accounted for as gain contingencies so were only recognized when realized. Under fresh start accounting, the receivables were recognized at fair value of $29 million and $1 million respectively and the gain was recognized in reorganization items.

We recorded the following gains on other operating income for these arrangements:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
West Vela earn out realized	—	3	—	7
Total contingent consideration recognized	—	3	—	7

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(f) On April 26, 2017, we converted $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million convertible loan. The subordinated convertible loan bears interest of 5.5%, matures in December 2021 and has a conversion right into equity of Archer Limited in 2021.

The loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are measured at fair value at each reporting date. As at June 30, 2019 (Successor), the fair value of the convertible debt instrument was $49 million of which the split between debt and embedded derivative option was $49 million and nil respectively.

The fair value gain/(loss) on the convertible bond for periods presented is summarized below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Fair value gain of Archer debt component	1	2	6	2
Fair value gain of Archer embedded conversion option	—	7	—	4

(g) Trading balances primarily comprise receivables from Seadrill Partners and SeaMex for related party management fees. In addition, certain receivables and payables arise when we pay an invoice on behalf of Seadrill Partners or SeaMex and vice versa. Receivables and payables are generally settled quarterly in arrears.

Related party payable balances
Related party liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Successor
(In $ millions)	As at June 30, 2019	As at December 31, 2018
Related party loans payable (h)	232	222
Trading balances (i)	12	39
Total related party liabilities	244	261
Of which:
Amounts due to related parties - current	12	39
Long-term debt due to related parties	232	222

(h) Related party loans include related party loans from Ship Finance to the Ship Finance subsidiaries that we consolidated as variable interest entities (see Note 23 – Variable Interest Entities (VIEs) for further details).

The loans bear interest at a fixed rate of 4.5% per annum and mature between 2023 and 2029. The total interest expense incurred for the three months ended June 30, 2019 (Successor) was $3 million and the six months ended June 30, 2019 (Successor) was $7 million. For the three months ended June 30, 2018 (Predecessor) the total interest expense incurred was $3 million and the six months ended June 30, 2018 (Predecessor) was $7 million.

(i) Trading balances primarily include related party payables due from our Ship Finance variable interest entities to Ship Finance and trading balances due from us to SeaMex and Seadrill Partners.

Other related party transactions
Seabras Sapura guarantees - In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available, we provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at June 30, 2019 (Successor) was $161 million (December 31, 2018 (Predecessor): $165 million).

Other guarantees - In addition, we have made certain guarantees over the performance of Seadrill Partners, SeaMex and Archer on behalf of customers and suppliers.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Omnibus agreement - In 2012 we entered into an Omnibus Agreement with Seadrill Partners. The agreement outlines the following provisions: (i) a non-competition agreement with Seadrill Partners for any drilling rig operating under a contract for five or more years; (ii) rights of first offer on any proposed sale, transfer or other disposition of drilling rigs; (iii) rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interest in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC (the "OPCO"); and (iv) indemnification – Old Seadrill Limited agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities.

Note 25 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as at June 30, 2019.

Seabras Sapura joint venture
The Sapura Esmeralda operates under a Brazilian flag. The right to operate under such Brazilian flag is being challenged in the Brazilian courts. An adverse decision in the Brazilian courts could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing.

Dalian Newbuilds
At June 30, 2019, all eight of the newbuilding contracts with Dalian had been terminated by both parties. Accordingly, the Seadrill contracting entities had no contractual obligation to take delivery of the rigs. Contracts for six of the rigs (West Titan, West Proteus, West Rhea, West Hyperion, West Tethys and West Umbriel) were terminated as of December 31, 2018, and we had total contractual obligation as at December 31, 2018 of $0.4 billion.

In February 2019, the Seadrill contracting party terminated the newbuilding contract for the jack-up rig West Dione due to: (i) delays to delivery of the rig, and (ii) Dalian being subject to bankruptcy proceedings. In March 2019, Dalian disputed the Seadrill contracting party's termination and purported to terminate the newbuilding contract itself for the alleged wrongful termination.

In March 2019, Dalian purported to terminate the eighth newbuilding contract for the West Mimas. In April 2019, the Seadrill contracting party rejected Dalian’s termination of the contract as wrongful and reserved all its rights. The Seadrill contracting party terminated the contract for the West Mimas for: (i) delays to delivery of the rig, (ii) Dalian being subject to bankruptcy proceedings, and (iii) Dalian's wrongful purported termination in March 2019.

In March 2019, the Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs and will claim for the return of the paid installments plus interest and further damages for losses.

In January 2019, Dalian appointed an administrator to restructure its liabilities. The Seadrill contracting parties have filed their claims against Dalian in the Dalian insolvency and the insolvency administrator is currently considering whether to accept or reject the claims in the insolvency. The arbitrations are currently not being progressed by agreement of the parties, pending the insolvency administrator's decision whether to accept or reject the Seadrill contracting parties' claims. Dalian has stated that it has claims for damages in respect of each of the rigs, but it has not quantified those damages. The contracts are all with limited liability subsidiaries of Seadrill. There are no parent company guarantees.

Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL  filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within 3 -5 years.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Although we intend to strongly defend this action, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.

Oro Negro
Oro Negro, a Mexican drilling rig contractor, filed a Complaint on 6 June 2019 in the United States Bankruptcy Court, Southern District of New York, within Chapter 15 proceedings ancillary to its Mexican insolvency process. The Complaint names Seadrill and its JV partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the Complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages.

We intend to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the Complaint.

Other contingencies

Sevan Louisiana loss incident

i. Physical damage insurance
In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As of June 30, 2019, we have incurred $17 million of costs to repair the equipment, of which $16 million will be recoverable under our physical damage insurance.

ii. Loss of hire insurance
The loss incident has resulted in a period of downtime for the Sevan Louisiana. As a result, we expect to receive insurance recovery income from loss of hire of the Sevan Louisiana. As the full extent of the loss of hire was not readily determinable as at June 30, 2019 we have not recognized the gain contingency.

Note 26 – Subsequent Events

Sevan Louisiana insurance recovery
On August 1, 2019, we received a payment on account of $15 million for the Sevan Louisiana insurance claim (refer Note 25). This comprised $4 million for physical damage and $11 million for loss of hire. The payment on account under the loss of hire policy related to the initial loss of hire period to May 31, 2019. This was agreed by the insurers during July 2019 and we will recognize income for this loss of hire payment in our third quarter financial statements.

Joint venture with Gulf Drilling International
On August 15, 2019, we announced the award of drilling contracts by Qatar Petroleum to Gulf Drilling International ("GDI"). We have entered into a 50:50 joint venture, Gulfdrill, which will initially manage and operate five premium jack-ups in Qatar with Qatar Petroleum commencing throughout 2020. The total contract value is expected to be $656 million, including mobilization fees. Each contract has five single well options which could add up to an estimated 14 cumulative years of term and an additional contract value of $700 million.

Gulfdrill will initially bareboat charter the West Telesto and West Castor from Seadrill and has secured bareboat charters for three additional units from a third-party shipyard.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
August 20, 2019
	By:	/s/ Anton Dibowitz Name: Anton Dibowitz Title: Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)